Exhibit 99.3

INSTRUMENT OF TRANSFER

Brilliant Concept Investments Ltd.

I (We) Crown River Enterprises Ltd. (the “Transferee”) of Wickhams Cay, Road Town, Tortola, British Virgin Islands in consideration of the Sum of Dollars US$1.00 paid to me (us) by (name in full) Linktone Ltd. (occupation)_____________________ of (full address) UGLAND HOUSE,P.O.BOX 309,GEORGE TOWN,GRAND CAYMAN,CAYMAN ISLANDS (hereinafter called “the said Transferee”) do hereby transfer to the said Transferee, -100- ordinary shares as represented by Certificate Number (the “Shares”)

standing in my (our) name in the Register of Members of Brilliant Concept Investments Ltd. to hold unto the said Transferee his Executors, Administrators or Assigns, subject to the several conditions upon which I (we) hold the same at the time of execution hereof. And I (we) the said Transferee do hereby agree to take the said Shares subject to the same conditions.

Witness our hands the 13th day of May 2005

Witness to the signature(s) of the Transferor-

/s/ Yan Bing Witness’s name and address:
/s/Yuanhang Wang

Witness to the signature(s) of the Transferee-

/s/ Harry Man

Witness’s name and address:
/s/ Raymond Lei Yang